UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(a)
(Amendment No. 9)*

ON TRACK INNOVATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value Nis 0.1 per share

(Titles of Classes of Securities)

M8791A109

(CUSIP Number)

Oded Bashan
Z.H.R. Industrial Zone
P.O. Box 32m Rosh Pina, Israel 12000
(011) 972-4-686-8000

With copies to:

Edwin L. Miller Jr., Esq.	Shmuel Zysman, Adv.
Zysman, Aharoni, Gayer & Sullivan & Worcester	Zysman, Aharoni, Gayer & Ady Kaplan & Co.
& Co., LLP	Law Offices
One Post Office Sq.	41-45 Rothschild Bl., "Beit-Zion"
Boston, Massachusetts 02109	Tel Aviv 65748, Israel
(617) 338-2800	(011) 972-3-795-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M87991A109	SCHEDULE 13D	Page 2 of 5 pages

1)	NAME OF REPORTING PERSON Oded Bashan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 3,753,942(1)
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 719,125(2)
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,942 (1) - See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.08% (3)
14)	TYPE OF REPORTING PERSON HC, IN

(1)     Consists of (i) 711,663 ordinary shares, nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 3,034,817 Ordinary Shares to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D filed on May 30, 2006), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D filed on December 29, 2005), the SuperCom Transaction (as defined in Amendment No. 7 to this Schedule 13D filed on January 22, 2007) and certain private placements, and (b) no disposition power.

CUSIP NO. M87991A109	SCHEDULE 13D	Page 3 of 5 pages

(2)     Consists of 711,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 shares held by Mr. Bashan’s wife.

(3)     Percentage of beneficial ownership is based on the total number of outstanding Ordinary Shares, which is 19,666,161 as of March 10 2008.

EXPLANATORY NOTE

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the statement on Schedule 13D (“Schedule 13D”) filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, that certain Amendment No. 4 filed on January 6, 2005, that certain Amendment No. 5 filed on December 29, 2005, that certain Amendment No. 6 filed on May 30, 2006, that certain Amendment No. 7 filed on January 22, 2007, and that certain Amendment No. 8 filed on January 14, 2008. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in Schedule 13D, as amended to date.

(a)     This Amendment No. 9 relates to the purchase of 33,860 Ordinary Shares which Mr. Bashan has purchased on March 14, 2008.

(b)     In addition, this Amendment No. 9 relates to the sale of 186,907 of Ordinary Shares to which Mr. Bashan has voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D), the SuperCom Transaction (as defined in Amendment No. 7 to this Schedule 13D), and certain private placements. Mr. Bashan’s proxy is cancelled when these shares are sold.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In accordance with the transactions defined in the above mentioned Amendments of this Schedule 13D, including the Offer, the InSeal Transaction, the South China Transactions, the SuperCom Transaction and certain private placements (collectively, the “Transactions”), irrevocable proxies were executed appointing the Chairman of the Board of Directors (currently Mr. Bashan), on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the Ordinary Shares issued in connection with the Transactions.

Mr. Bashan, as the current Chairman of the Board of Directors, holds voting power with respect to such Ordinary Shares until the sale or transfer of such Ordinary Shares to third parties who are not an affiliate of parties to the Transactions in an arm’s length transaction.

On March 14, 2008, Mr. Bashan purchased 33,860 Ordinary Shares in the open market using his own personal funds. As a result, as of March 17, 2008, Mr. Bashan is the beneficial owner of 3,753,942 Ordinary Shares of the Company, consisting of (i) 711,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 3,034,817 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction and private placements, and (b) no disposition power.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

On March 14, 2008, Mr. Bashan purchased 33,860 Ordinary Shares in the open market using his own personal funds, for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

CUSIP NO. M87991A109	SCHEDULE 13D	Page 4 of 5 pages

(c)     On March 14, 2008, Mr. Bashan purchased 33,860 Ordinary Shares in the open market using his own personal funds. As a result, as of March 17, 2008, Mr. Bashan beneficially holds 3,753,942 Ordinary Shares of the Company, which represent approximately 19.08% of the Company’s issued and outstanding share capital, consisting of (i) 711,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 3,034,817 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction and certain private placements, and (b) no disposition power.

(d)     Mr. Bashan has the sole power to vote 3,753,942 Ordinary Shares, which he beneficially owns. Mr. Bashan has the sole power to dispose of 719,125 Ordinary Shares (which include 7,462 Ordinary Shares held by his wife). The InSeal Shareholders, the Participating Holders (as defined in Item 3 of Amendment No. 6 to this Schedule 13D), SuperCom and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements have the sole power to dispose the remaining 3,034,817 Ordinary Shares.

(e)     Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in the Ordinary Shares during the past sixty (60) days.

(f)     Except for Mr. Bashan, the InSeal Shareholders, the Participating Holders, SuperCom and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended by this Amendment No. 9.

(g)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

The number of Ordinary Shares to which Mr. Bashan has voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction and private placements, was reduced to 3,034,817 as of March 10, 2008, as a result of sales of some of these shares by the record holders thereof.

CUSIP NO. M87991A109	SCHEDULE 13D	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008

By: /s/ Oded Bashan —————————————— Name: Oded Bashan